UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
  Form 20-F ☒  or  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Restoration of Trading on the LSE dated 12 December 2022

Press Release

12 December 2022

Argo Blockchain plc

("Argo" or "the Company")

Restoration of Trading on the London Stock Exchange

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; Nasdaq: ARBK), makes the following announcement:

The Company is at risk of having insufficient cash to support ongoing business operations within the next month. The Company is in advanced negotiations with a third party to sell certain assets and engage in an equipment financing transaction that the Company believes will strengthen its balance sheet and improve its liquidity. The Company is hopeful that it will be able to consummate the transaction outside of a voluntary Chapter 11 bankruptcy filing in the United States, although there is no assurance that the Company can avoid such a filing. The Company engaged McDermott Will & Emery LLP as legal advisers, Berkeley Research Group, LLC as financial advisers, and Stifel GMP and its affiliate, Miller Buckfire & Co., LLC, as investment bankers, to assist the Company with analysing these strategic options.

As part of this process, certain draft materials were inadvertently published as a test page on the Company's website. The inadvertently published materials, which implied that the Company was filing for Chapter 11 bankruptcy, led to the suspension of trading of the Company's securities on the London Stock Exchange and Nasdaq on Friday, 9 December 2022. Shareholders should note that the Company has not filed for bankruptcy at this time.

The Company has requested that the UK Financial Conduct Authority restore the listing of its ordinary shares and that is expected to happen as soon as practicable.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the following risks among others: the contemplated transaction may not completed on anticipated terms or at all;  the Company's insufficient cash may require it to file for bankruptcy in the future; and, in the event that the Company is required to file for bankruptcy, the Company may be unable to emerge from bankruptcy as a going concern,; and, the Company's inability to secure sufficient additional financing to meet its operating needs. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 December, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel